Exhibit 99.1

NEWS RELEASE

Fortuna reports third quarter 2026 production of 69,665 gold equivalent ounces and advances key growth initiatives

Vancouver, British Columbia, October 7, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the third quarter and first nine months of 2026 from its three operating mines in West Africa and Latin America. This release also provides updates on key growth initiatives, safety performance, and other activities across the Company’s portfolio. Unless otherwise indicated, all monetary amounts are expressed in U.S. dollars.

Q3 2026 highlights

Production

•	Production totaled 69,665 gold equivalent ounces (“GEO”)[1] in the third quarter of 2026, compared with 72,217 GEO in Q2 2026[2,3] and 72,462 GEO in Q3 2025[4,5]. Production for the first nine months of 2026 totaled 214,754 GEO, and the Company remains on track to achieve its annual production guidance of 281,000 to 305,000 GEO[6].

Growth initiatives

•	Approved a 30% expansion of the Séguéla processing plant, supporting annual gold production growth to target over 200,000 ounces from H2 2028.

•	Significantly expanded our Diamba Sud Gold Project concession holdings with the acquisition of the immediately adjacent 190 km² Bambadji Project, consolidating ~60 kilometers of prospective strike along the gold prolific Senegal-Mali Shear Zone.

Safety

•	The Total Recordable Injury Frequency Rate (TRIFR) was 1.20 per million hours worked in Q3 2026, compared to 1.21 in Q2 2026[7].

Q3 and 9-month 2026 consolidated GEO production

	GEO Production
	Q3 2026	Q2 2026	9-Month 2026	2026 Annual Guidance [6]

Séguéla, Côte d’Ivoire	33,744	41,683	117,443	160,000 - 170,000
Lindero, Argentina	26,024	20,829	68,398	92,000 - 102,000
Caylloma, Peru	9,897	9,705	28,913	29,000 - 33,000
Total	69,665	72,217	214,754	281,000 - 305,000

Notes:

1.	Gold equivalent ounces (“GEO”) include gold, silver, lead, and zinc and are calculated using the following metal prices: $4,281/oz Au, $62.70/oz Ag, $1,871/t Pb, and $3,832/t Zn, or Au:Ag = 1:68.27, Au:Pb = 1:2.29, Au:Zn = 1:1.12

2.	Refer to Fortuna news release dated July 9, 2026, “Fortuna reports second quarter 2026 production of 72,217 gold equivalent ounces and advances key growth initiatives.”

3.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,446/oz Au, $75.21/oz Ag, $1,930/t Pb and $3,464/t Zn, or Au:Ag = 1:59.11, Au:Pb = 1:2.30, Au:Zn = 1:1.28.

4.	Refer to Fortuna news release dated October 8, 2025, “Fortuna delivers production of 72,462 gold equivalent ounces for the third quarter of 2025.”

5.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $3,467/oz Au, $39.35/oz Ag, $1,962/t Pb and $2,815/t Zn, or Au:Ag = 1:88.10, Au:Pb = 1:1.77, Au:Zn = 1:1.23.

6.	Refer to Fortuna news release dated January 15, 2026, “Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook.”

7.	Refer to Fortuna “Management´s Discussion and Analysis for the three and six months ended June 30, 2026”

West Africa Region

Séguéla Mine, Côte d’Ivoire: 30% plant expansion approved; annual gold production to target over 200,000 ounces from H2 2028

	Q3 2026	Q2 2026[1]
Tonnes milled	402,440	421,464
Average tpd milled	4,374	4,581
Gold grade (g/t)	2.67	3.46
Gold recovery (%)	90.75	92.1
Gold production (oz)[2]	33,744	41,683

Notes:

1.	Refer to Fortuna news release dated July 9, 2026, “Fortuna reports second quarter 2026 production of 72,217 gold equivalent ounces and advances key growth initiatives.”

2.	Production includes doré only

Mining

During the third quarter of 2026, Séguéla mined 340,714 tonnes of ore at an average grade of 2.69 g/t Au from the Antenna, Ancien, Sunbird, and Koula pits, containing an estimated 29,516 ounces of gold. This compared with 433,231 tonnes of ore mined at an average grade of 3.06 g/t Au in the second quarter of 2026, containing an estimated 42,555 ounces of gold. Waste mined during the quarter totaled 6.5 million tonnes, resulting in a strip ratio of 19.1:1. At the Sunbird South pit, a further 623,390 tonnes of waste were excavated to advance access to the planned portal location for the Sunbird underground mine.

Third quarter mining performance and gold production were affected by reduced equipment availability at one of the Company’s mining contractors and a temporary site-wide stoppage caused by a blockade by artisanal miners operating in the surrounding area. The blockade was lifted following intervention by a government law enforcement agency, and normal operations resumed. These disruptions reduced mining volumes and delayed access to higher-grade ore. Corrective measures were implemented with the mining contractor, and mining volumes returned to planned levels in September.

Processing

Séguéla produced 33,744 ounces of gold in the third quarter of 2026, compared with 41,683 ounces in the second quarter, reflecting lower tonnes milled, head grade, and recovery. The plant processed 402,440 tonnes at an average head grade of 2.67 g/t Au and at a recovery rate of 90.75%.

Gold production is expected to recover to first-half 2026 levels in the fourth quarter as mining volumes normalize and access to higher-grade ore improves. The 1.35% quarter-over-quarter decrease in plant recovery was attributed to localized metallurgical characteristics of the Koula ore.

Year-to-date production

Séguéla produced 117,443 ounces of gold in the first nine months of 2026 and remains on track to achieve the lower end of its annual production guidance.

Project Updates

30% Plant Expansion

During the third quarter, the Board approved a $109 million budget for a 30% expansion of the Séguéla processing plant. The expansion will increase annual throughput to 2.3 million tonnes, restore gold recoveries to the original design rate of 94%, and support annual gold production target of over 200,000 ounces from the second half of 2028.

Detailed engineering is underway with Lycopodium, the EPCM contractor. The owner’s project team is 75% onboarded, and vendors have been selected for key equipment and infrastructure packages. Project completion and commissioning are scheduled for the third quarter of 2028.

Sunbird Underground Project

The Sunbird Underground Project, which is expected to begin supplying mill feed to the expanded plant in 2028, continued to advance during the quarter. The Environmental and Social Impact Assessment (“ESIA”) has been approved, with final permitting expected in the fourth quarter of 2026.

The underground project team has been recruited and is advancing pre-development and operational readiness activities. Major mining equipment has been ordered for delivery in line with the project schedule, and portal construction and development are expected to commence in the second quarter of 2027.

The underground mine design supports expected steady-state production of approximately 1 million tonnes per annum, equivalent to 40% of the expanded plant throughput.

The Sunbird underground deposit remains open at depth, with additional drilling planned from future underground platforms to test its growth potential.

Exploration Activities

Exploration during the quarter focused on converting Inferred Mineral Resources at the Sunbird Underground and Kingfisher deposits and on step-out drilling beyond the boundaries of the current Inferred Resources.

During the fourth quarter of 2026 and into 2027, drilling will focus on other priority targets, including the underground potential at Ancien, southern and depth extensions to the Antenna pit, and emerging prospects across the Séguéla property.

Diamba Sud Gold Project, Senegal: Drilling commences at the Bambadji property

During the third quarter of 2026, Fortuna acquired the 190 km² Bambadji advanced gold exploration project, immediately adjacent to Diamba Sud. The acquisition consolidates approximately 60 kilometers of prospective strike along the Senegal-Mali Shear Zone, where exploration has commenced with six drill rigs.

Diamba Sud continues to advance toward a final investment decision in the fourth quarter as the Company completes the final stages of negotiations for the tax stability agreement with the State of Senegal. First gold pour remains on track for the second quarter of 2028.

Latin America region

Lindero Mine, Argentina: Gold production increases 25% quarter-over-quarter; on track to meet annual guidance

	Q3 2026	Q2 2026[1]
Ore placed on pad (t)	1,859,731	1,558,750
Gold grade (g/t)	0.63	0.64
Gold production[2] (oz)	26,024	20,829

Notes:

1.	Refer to Fortuna news release dated July 9, 2026, “Fortuna reports second quarter 2026 production of 72,217 gold equivalent ounces and advances key growth initiatives.”

2.	Production includes doré, gold-in-carbon, and gold in copper concentrate.

Mining

During the third quarter of 2026, Lindero mined 2.3 million tonnes of ore at a strip ratio of 0.85:1 and stacked 1.9 million tonnes on the leach pad at an average grade of 0.63 g/t, containing an estimated 37,746 ounces of gold. Gold ounces placed on the leach pad increased by 18% compared with the second quarter, driven by improved mechanical availability across the processing circuit and higher crushing and stacking rates.

During the first nine months of 2026, Lindero placed approximately 99% of the planned gold ounces for the period on the leach pad.

Processing

Lindero produced 26,024 ounces of gold in the third quarter of 2026, a 25% increase from the second quarter and consistent with the second-half operating plan.

Year-to-date production

Lindero produced 68,398 ounces of gold in the first nine months of 2026 and remains on track to achieve its annual production guidance.

Exploration activities

Drilling to test extensions of mineralization beneath the ultimate Mineral Reserve pit shell at Lindero was completed as planned during the quarter. Assay results have been reported from the commercial laboratory and will be evaluated to determine the potential for future resource growth.

Caylloma Mine, Peru: On track to exceed annual production guidance; tailings storage expansion 64% complete

	Q3 2026	Q2 2026[1]
Tonnes milled	140,832	141,337
Average tpd milled	1,565	1,588
Silver grade (g/t)	66	62
Silver recovery[2] (%)	83.26	82.26
Silver production (oz)	247,367	231,294
Lead grade (%)	2.98	2.76
Lead recovery (%)	90.48	90.89
Lead production (lbs)	8,357,539	7,815,387
Zinc grade (%)	4.08	4.26
Zinc recovery (%)	89.68	90.64
Zinc production (lbs)	11,370,294	12,037,240
GEO production (oz)	9,897[3]	9,705[4]

Notes:

1.	Refer to Fortuna news release dated July 9, 2026, “Fortuna reports second quarter 2026 production of 72,217 gold equivalent ounces and advances key growth initiatives.”

2.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate.

3.	GEO production includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,281/oz Au, $62.70/oz Ag, $1,871/t Pb and $3,832/t Zn, or Au:Ag = 1:68.27, Au:Pb = 1:2.29, Au:Zn = 1:1.12.

4.	GEO production includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,446/oz Au, $75.21/oz Ag, $1,930/t Pb and $3,464/t Zn, or Au:Ag = 1:59.11, Au:Pb = 1:2.30, Au:Zn = 1:1.28.

Mining

Caylloma mined 139,868 tonnes of ore in the third quarter of 2026, in line with the mine plan. Plant throughput of 140,832 tonnes was broadly consistent with the second quarter, with the difference between tonnes mined and processed reflecting the use of ore stockpile.

Processing

During the third quarter, Caylloma produced 247,367 ounces of silver, a 7% increase from the second quarter, supported by a higher average head grade of 66 g/t and improved recovery. Zinc and lead production totaled 11.4 million pounds and 8.4 million pounds, respectively, at average head grades of 4.08% zinc and 2.98% lead.

The quarter's performance reflects steady plant operations, consistent throughput, and continued strong contribution from base metal production.

Year-to-date production

Caylloma produced 9,897 GEO in the third quarter and 28,913 GEO during the first nine months of 2026, close to the lower end of its annual guidance range of 29,000 to 33,000 GEO and positioning the operation to exceed its annual guidance by year-end.

Project update

As of September 30, 2026, the expansion of the tailings storage facility No. 3 was approximately 64% complete and on schedule for completion by year-end. The expansion is expected to provide the additional tailings storage capacity required to support operations for several more years.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration No. 36328), and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines, the feasibility-stage Diamba Sud Gold Project in Senegal, and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

CEO and Director

Fortuna Mining Corp.

Investor Relations:

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Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; statements reiterating the Company’s 2026 annual production guidance and the likelihood of the Company meeting such annual production guidance, including that the Caylloma Mine is on track to exceed annual gold production guidance; statements relating to the planned underground project at the Séguéla Mine and the anticipated timing for final permitting and commencement of portal construction and development and for supplying mill feed to the expanded plant; statements regarding the processing plant expansion at Séguéla, including the estimated resulting increase in tonnes milled, improvement in recoveries, annual gold production growth, and anticipated project completion and commissioning timeline; expectations that gold production at Séguéla will recover to first-half 2026 levels in the fourth quarter; statements regarding the Company’s brownfields and greenfields exploration activities; statements regarding the development of the Diamba Sud gold project, including advancement towards a final investment decision and first gold pour; statements regarding the project to increase tailings storage facility at the Caylloma Mine, including the expected completion timeline; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated,” “potential,” “open,” “future,” “assumed,” “projected,” “used,” “detailed,” “has been,” “gain,” “planned,” “reflecting,” “will,” “anticipated,” “estimated,” “containing,” “remaining,” “to be,” or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Israel- – Hamas, and Iran – Israel and United States conflicts, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms including for the construction of a mine at the Diamba Sud Project and the underground mining method at the Séguéla Mine; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Mineral Reserves

Technical disclosure regarding the Company’s properties included herein has been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.